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                             May 31, 2023

       Philip Colton
       Shareholder
       Winthrop & Weinstine, P.A.
       225 S 6th Street
       Minneapolis, MN 55402

                                                        Re: AIR T, Inc.
                                                            Schedule TO-I filed
May 18, 2023
                                                            Response letter
dated May 26, 2023
                                                            File No. 005-33793

       Dear Philip Colton:

              We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your offer materials.

       CORRESP filed May 26, 2023

       General

   1.                                                   We reissue comment 1.
In this regard, we are unable to agree with your analysis and conclusion regarding
the availability of the exemption under Section 3(a)(9) of the
                                                        Securities Act in the
context of this Exchange Offer. As noted in comment 1, for an early commencement offer, a
registration statement registering the offer and sale of the TruPS should have been filed
and disseminated when the tender offer commenced to avoid
                                                        a violation of Section
5 of the Securities Act. See Securities Act Rule 162. Please advise how you intend to
proceed.
   2.                                                   We reissue comment 3.
We continue to have concerns that the Exchange Offer as
                                                        currently structured
does not satisfy Item 4 of Schedule TO and Item 1004(a) of
                                                        Regulation M-A. Please
revise or advise.
 Philip Colton
Winthrop & Weinstine, P.A.
May 31, 2023
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNamePhilip Colton                             Sincerely,
Comapany NameWinthrop & Weinstine, P.A.
                                                            Division of
Corporation Finance
May 31, 2023 Page 2                                         Office of Mergers &
Acquisitions
FirstName LastName